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                                                                 EXHIBIT 20
LETTER TO STOCKHOLDERS


November 7, 1996

Dear Stockholder:

I am pleased to report that while our Company incurred a slight loss in net earnings in the first quarter of fiscal 1997, our operating income moved back to the plus side. This is consistent with strengthened conditions in the marketplace, which indicate a return to profitability in the second quarter.

Our first quarter net loss of $346,000, or $0.04 per share on sales of $53,173,000 represented a substantial improvement over the prior year's first quarter net loss of $2,377,000, or $0.24 per share on sales of $47,160,000. It also was better than our performance in the immediately preceeding fourth quarter, when we experienced a net loss of $814,000, or $0.08 per share on sales of $37,856,000. This improvement was realized as the result of a greater balance between selling prices of our principal products and raw material costs for grain together with our ability to exercise considerable flexibility in targeting production levels and sales mixes. Those factors were complemented by the continuation of our enhanced cash management program.

First quarter grain costs actually were much higher than during the same period a year ago. Prices for corn and milo, which we use in our alcohol production process, averaged 54% more per bushel, while prices for wheat, which we mill into flour and then further process into vital wheat gluten and premium wheat starch, averaged nearly 7% more per bushel. These increases were partially offset by sales price adjustments in each of our markets.

The combination of higher grain costs and relatively flat prices for wheat gluten and fuel alcohol in the opening weeks of the first quarter prompted our decision to extend a maintenance and repair shutdown at our Pekin, Illinois plant through the first half of July. Although production levels declined as the result of this shutdown, the decision allowed us to minimize the negative impact of the exceptionally high grain costs. Furthermore, as the quarter progressed, demand for our fuel alcohol, as well as our food grade alcohol for beverage and industrial applications strengthened. Conditions in these markets remain favorable, and corn and milo prices have fallen from their July record levels.

Conditions in the wheat gluten market, on the other hand, continue to be severely affected by the growing presence of gluten imports from the European Union (E.U.). Consultations between the United States and E.U., which are expected to help level the playing field, have not yet been completed as we previously had hoped. In the meantime, possibilities for a remedy through legal action are being aggressively explored.

As previously reported, we are accelerating our development of specialty wheat gluten products for both food and industrial applications. The growth of these products will be gradual, as has been the case with our successful list of modified and specialty wheat starches, which we began developing several years ago.


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Looking  ahead,  I  am  encouraged  by  the  current  onset  of  more  favorable conditions, both on the raw material side and in the majority of the markets we serve. Our production capabilities and the higher efficiencies we expect to attain should allow us to realize improved results as we go forward.

Sincerely,


s/Ladd M. Seaberg

Ladd M. Seaberg
President and CEO













































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